September 24, 2020

Via EDGAR

David M. Plattner

Special Counsel

Office of Mergers & Acquisitions

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:	Akcea Therapeutics, Inc.

Schedule 14D-9 filed September 14, 2020

Schedule 13E-3 filed September 15, 2020

File No. 005-90051

Dear Mr. Plattner:

Akcea Therapeutics, Inc. (the “Company”) is submitting this letter in response to the written comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated September 22, 2020, with regards to the Company’s (i) Schedule 14D-9, as amended, filed with the Commission on September 14, 2020 (the “Schedule 14D-9”) and (ii) Schedule 13E-3 filed with the Commission on September 15, 2020 (the “Schedule 13E-3”).

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. The headings and pages referenced correspond to the headings and page numbers in the Schedule 14D-9 or the Schedule 13E-3, as applicable.

Background of the Offer and the Merger, page 20

COMMENT NO. 1:

Please ensure that each capitalized term is defined (or a cross-reference to a definition is provided) the first time it is used. For example, the capitalized terms “Projections” and “August Projections” appear on page 24 without being defined.

RESPONSE:

In accordance with the Staff’s comment, the disclosure in this section of the Schedule 14D-9 has been revised to define each capitalized term (or provide a cross-reference to a definition) the first time it is used.

COMMENT NO. 2:

On page 28, please disclose that the “affiliated person listed on Exhibit B of the Merger Agreement” is Damien McDevitt. Please do the same on page 29.

RESPONSE:

In accordance with the Staff’s comment, the disclosure under the heading “Item 4. The Solicitation or Recommendation” appearing on pages 28-29 of the Schedule 14D-9 has been revised to disclose that the “affiliated person listed on Exhibit B of the Merger Agreement” is Damien McDevitt.

Reasons for the Recommendation of the Affiliate Transactions Committee and the Board; Fairness of the Offer and the Merger, page 28

COMMENT NO. 3:

Please disclose, if true, that the extinguishment of the New Delaware Litigation that would result from consummation of the Transactions was a negative factor considered by the Affiliate Transactions Committee.

RESPONSE:

The Company respectfully directs the Staff to the disclosure regarding the negative reasons listed under “Forfeit Long-Term Opportunity” considered by the Affiliate Transactions Committee under the heading “Item 4. The Solicitation or Recommendation—Reasons for the Recommendations of the Affiliate Transactions Committee and the Board; Fairness of the Offer and the Merger—Affiliate Transactions Committee” appearing on pages 30-31 of the Schedule 14D-9. In accordance with the Staff’s comment, the disclosure in this section has been revised to clarify that the “derivative lawsuit currently pending against Ionis and certain of the Company’s directors” is the New Delaware Litigation.

Exhibits, page 54

COMMENT NO. 4:

In the footnote regarding confidential treatment, please remove the phrase “requested or,” given that it appears that all relevant confidential treatment requests have in fact been granted. Please do the same with respect to the similar footnote in the Schedule 13E-3.

RESPONSE:

In accordance with the Staff’s comment, the footnote in this section of the 14D-9 and the similar footnote in the Schedule 13E-3 have been revised to remove the phrase “requested or.”

*      *      *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (617) 841-9555 or jpatterson@akceatx.com if you have any questions.

Sincerely,

/s/ Joshua F. Patterson
Joshua F. Patterson
General Counsel

Cc:	Damien McDevitt, Chief Executive Officer
Zachary R. Blume, Ropes & Gray LLP
Christopher D. Comeau, Ropes & Gray LLP